December 15, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, NE

Washington, D.C. 20549

RE:	AsiaFIN Holdings Corp.

Form 10-KT for the Transition Period Ended December 31, 2021

Filed March 30, 2022

File No. 333-251413

To the men and women of the SEC:

Response to your comment:

We received your letter date December 1, 2022 with regards to the above mentioned you have additional comment on our latest 10-KT filing:

Form 10-KT for the Transition Period Ended December 31, 2021

SEC question 1:

Item 9A. Controls and Procedures, page 18

1.	Please disclose the conclusions of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by this report. Refer to Item 307 of Regulation S-K.

AsiaFIN Response:

We are hereby providing our conclusions regarding the effectiveness of our disclosure controls and procedures on our filling.

The following personnel who operation the finance controls and procedures for the company. All individuals represent different functionality of the business or has no absolute control nor overriding decisions making process. The segregation of duties has been clearly defined and check and balance is being monitor in completing tasks.

Furthermore, all filings are reviewed by the Board of Directors being those charges with governance. Subsequently, it is being review by external PCAOB Auditors and consent is to be obtained prior to filing

No.	Name	Position
1	Wong Kai Cheong	CEO, President, Director, Secretary, Treasurer
2	Seah Kok Wah	Director
3	Cham Hui Yin	Finance Manager

The following diagram display the procedures on our filing:

AsiaFIN Holdings Corp
Procedures on SEC Filings
start
Finance Manager
Board of Directors
PCAOB Auditor
Filling
Provide disclosure
Prepare filing draft
Finalize financial statement
Provide explanation/ adjustment
Sign off filing draft
Provide comment on draft
Review filing draft
Review financial statement
Provide comment
No
OK?
Yes
No
OK?
Yes
Provide comment on draft
No
OK?
Yes
Review filing draft
Audit financial statement

For the diagram, there are a maker and checkers that implement checks and balances in the procedures on the preparation of financial statement and filing to reduce mistakes, prevent improper behavior, or decrease the risk of centralization of power.

SEC question 2:

Signatures, page 27

2.	Please ensure that your Forms 10-K are signed by the registrant, and on behalf of the registrant by its principal executive officer, its principal financial officer, its controller or principal accounting officer, and by at least the majority of the board of directors. Any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report. Refer to General Instruction D(2) of Form 10-K. Similarly ensure that your Forms 10-Q are signed on your behalf by a duly authorized officer and by your principal financial officer or your chief accounting officer. Refer to General Instruction E of Form 10-Q. Also, ensure that your Forms 10-K and 10-Q include under Exhibits 31 and 32 the required certifications from both your principal executive officer and your principal financial officer. Refer to Item 601(b)(31) and (32) of Regulation S-K and Rules 15d-14(a) and (b) of the Exchange Act.

AsiaFIN Response:

Our filing was signed by our board of directors rather than principal executive and principal financial officers as per Item 307 of Regulation S-K. The signing was disregarded due to our principal financial officer only came onboard in September 2021, and we have been following the same format on signatures even though the internal control on financial reporting procedures has been in place.

We assure compliance to Item 307 of Regulation S-K, on signing by principal executive and principal financial officer for all future filing. You may contact me if you require further information.

Thank you and sorry for the inconvenience caused.

Date:	December 15, 2022

By:	/s/ Wong Kai Cheong
Wong Kai Cheong
Chief Executive Office, President, Secretary,
Treasurer, and Director